Exhibit 11

EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

(In thousands of dollars, except per share data)	Six Months Ended June 30,		Three Months Ended June 30,
	2008	2007	2008	2007
Numerator:
Net income	$169,253	$84,681	$80,347	$68,597
Effect of dilutive securities – none	—	—	—	—

Numerator for net income per common share – diluted	$169,253	$84,681	$80,347	$68,597
Denominator:
Weighted average common shares	355,159	354,740	355,239	354,876
Effect of dilutive securities	611	989	507	1,075

Denominator for net income per common share – diluted	355,770	355,729	355,746	355,951
Net income per common share:

Basic	$.48	$.24	$.23	$.19

Diluted	$.48	$.24	$.23	$.19